-----------------------------
                       UNITED STATES                        OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION      -----------------------------
                   Washington, D.C. 20549          OMB Number:         3235-0058
                                                   Expires:       March 31, 2006
                                                   Estimated average burden
                          FORM 12b-25              hours per response 2.50
                                                   -----------------------------
                                                   -----------------------------
                NOTIFICATION OF LATE FILING               SEC FILE NUMBER
                                                            000-15034
(Check One):                                       -----------------------------
                                                   -----------------------------
     |X| Form 10-K | | Form 20-F | | Form 11-K
     | | Form 10-Q | | Form N-SAR                         CUSIP NUMBER
     | | Form N-CSR
     For Period Ended: June 30, 2004               -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     -------------------------------


================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

TAYLOR MADISON CORP.
--------------------------------------------------------------------------------
Full Name of Registrant

NIMBUS GROUP, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

2875 NE 191ST STREET PH2
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

AVENTURA, FLORIDA  33180
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reason  described  in  reasonable  detail in Part III  of this
        |     form could not be eliminated without unreasonable
        |     effort or expense;
        |
  |X| | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or N-CSR or portion | thereof, will be filed on or before the fifteenth calendar day | following the prescribed due date; or the subject quarterly report | or transition report on Form 10-Q, or portion thereof will be | filed on or before the fifth calendar day following the prescribed
        |     due date; and
        |
        | (c) The  accountant's  statement  or other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period. (ATTACH EXTRA SHEETS IF NEEDED)

The registrant requires additional time to fully develop financial information necessary to provide full and complete disclosure in its annual report on Form 10-KSB (the "Form 10-KSB"). As a result, the registrant was Unable to complete the Form 10-KSB by the prescribed date, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Timothy Hart               954                        772-8855
       (Name)               (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No | |

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                            TAYLOR MADISON, CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 27, 2004              By  /s/ TIMOTHY S. HART
                                      -----------------------------------------
                                       Timothy S. Hart, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
================================================================================
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
================================================================================

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


                                   Taylor Madison Corp. and Subsidiaries
                                    Consolidated Statement of Operations


                                                                    For the year ended  For the six months ended
                                                                           June 30,             June 30,
                                                                            2004                 2003
                                                                       --------------      ---------------

Net royalty revenues                                                   $     25,867         $     100,000
Licensing fees                                                              150,000                     -
Sales of products                                                           101,231                     -
                                                                       --------------      ---------------

Total revenues                                                              277,098               100,000

Cost of sales                                                                72,493                     -
                                                                       --------------      ---------------

Gross margin                                                                204,605               100,000
                                                                       --------------      ---------------


Operating expenses:
  General and administrative expenses                                       664,463               184,491
  Royalties                                                                  30,000                30,000
                                                                       --------------      ---------------

Total operating expenses                                                    694,463               214,491
                                                                       --------------      ---------------

Net loss from operations                                                   (489,858)             (114,491)

Other income/(expense):
  Other income/(expense)                                                      3,331                 2,064
                                                                       --------------      ---------------

Net loss from continuing operations                                        (486,527)             (112,427)

Discontinued Operations:
  Gain (Loss) from discontinued operations                                        -             1,549,904
                                                                       --------------      ---------------

Net gain (loss)                                                        $   (486,527)        $   1,437,477
                                                                       ==============      ===============

Basic and diluted loss per common share from continuing operations            (0.06)               (0.02)

Basic and diluted loss per common share from discontinued operations              -                 0.21
                                                                       --------------      ---------------

Basic and diluted loss per common share                                $      (0.06)        $        0.19
                                                                       ==============      ===============

Weighted average number of common
shares outstanding                                                          8,266,047            7,438,889
                                                                       ===============     ===============

COMPARISON OF JUNE 30, 2004 AND JUNE 30, 2003

OVERVIEW. As discussed above, we had changed our business strategy and discontinued prior operations. Results of operations for the year ended June 30, 2004 compared to the six-month transition period ended June 30, 2003 differ significantly due to this change. As such, any comparison of these periods is meaningless.

REVENUES. Overall net revenues for the year ended June 30, 2004 were $277,098. These revenues consisted of licensing fees earned in connection with the Victory International LLC agreement and the sale of $101,600 in Phantom Fragrances brand perfume products. There was a related cost of $72,493 associated with the sale of the perfume. Revenues for the six-month transition period ended June 30, 2003 were $100,000 relating exclusively to royalty payments under our licensing of the Cara Mia product line.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist of payroll and related expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. General and administrative expenses for the year ended June 30, 2004 were $462,051. General and administrative expenses for the six-month transition period ended June 30, 2003 were $384,555 of which $184,491 were from continuing operations. The increase in the level of general and administrative expenses was due to the increase in administrative and executive personnel associated with the change of our business. We anticipate that as our new business operations develop, our general and administrative expenses continue to increase.

ROYALTY EXPENSES. Royalty expense consists exclusively of royalties paid to Omniscent Corp. pursuant to our current licensing arrangement. Royalty expenses for the year ended June 30, 2004 were $30,000. Royalty expense for the six-month transition period ended June 30, 2003 was $30,000. Our royalty expense will proportionally increase or decrease depending on future revenues derived under the Omniscent Corp. licensing arrangement. This agreement is currently inactive and we expect no further revenue or expense in the future.

NET INCOME (LOSS). The net loss totaled approximately $486,527 for the year ended June 30, 2004 as compared to net income of approximately $1,437,477 for the six month transition period ended June 30, 2003. The net income for the 2003 transition period is due to the extinguishment of certain debt resulting from the Perfumania.com Return.